Exhibit 99.4

Corporate Policy Number One

Code of Business Conduct and Ethics

Precision Drilling Corporation

September 2012

Corporate Policy Number One

Code of Business Conduct and

Ethics

Precision Drilling Corporation September 2012		What’s inside
	3	Message from the President and CEO
	4	About this Code of Business Conduct and Ethics
	6	What we Expect
	10	Conflicts of Interest
	13	Our Responsibility to Shareholders
	16	Reporting a Concern
	18	History of this Policy
	19	Appendices

In this document:
	¡	we, us, our, company and Precision mean Precision Drilling Corporation and its subsidiaries and related entities
	¡	you and your mean our employees, executive officers, directors and contractors
	¡	Board means our board of directors
	¡	Code means this Code of Business Conduct and Ethics.

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Message from the President and CEO

We’ve worked hard over many years to earn our reputation as a responsible oilfield services company and a good corporate citizen. I’m extremely proud of this, and believe that everyone at Precision shares in that pride.

Achieving our business goals is critical to our success, but how we achieve them is just as important. Our stakeholders trust us to make ethical decisions and always do what’s right. Any lapse in judgment can quickly destroy that confidence and have significant consequences.

This code of business conduct and ethics sets out our high standards of integrity and professionalism. The code applies to every employee, executive officer, director and contractor, and compliance is mandatory.

If you have questions, please speak to your manager, your Human Resources representative or the Senior Vice President, General Counsel & Corporate Secretary, who is also our Chief Compliance Officer.

Sincerely,

Kevin A. Neveu

President and Chief Executive Officer

Precision Drilling Corporation

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About this Code of Business Conduct and Ethics

This Code sets out the standards that govern the way we conduct ourselves and deal with each other, and our customers, shareholders, governments, suppliers, competitors, media and the general public.

Some business units and roles also have policies, manuals, guidelines and detailed procedures that apply specifically to their business, and many of us have responsibilities to professional associations. We must abide by all of these standards.

Take the time to read this Code. Compliance is mandatory. Every year, you will be required to acknowledge that you’ve read and understood it, and confirm you will abide by it. Every quarter, executive officers certify whether or not there has been any breach of the Code.

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Who it Applies To

The Code applies to every employee, executive officer, member of our Board of directors and contractor. It is a condition of working with us.

What it Means to You

You have responsibilities to Precision, your colleagues, our business partners and our shareholders. The decisions and actions you take every day have a direct impact on your personal reputation, and on our reputation and standing in the community.

Before you make a decision, ask yourself these fundamental questions: Is it legal? Is it ethical? Is it fair? This applies at all levels of Precision, from major board decisions, to business transactions and other day-to-day activities you may be involved in.

While no single document can list or anticipate every possible question or situation, this Code will help you to assess things, exercise good judgment and make appropriate decisions.

Consequences

Violating the Code can have serious consequences. You could lose your job for just cause (without notice or pay in lieu of notice), be asked to step down from our Board if you’re a director, or lose our business if you’re a contractor. It can also lead to criminal charges or regulatory actions.

If you’re aware of unethical behaviour or suspect someone has breached the Code, or any law, rule or regulation that applies to us, you have an obligation to report it. See page 18 for more information about getting advice and reporting a concern.

Exceptions

The Board can use its discretion to waive aspects of the Code, as long as it discloses it to shareholders as required by law and according to the rules of the relevant stock exchange.

The Chief Compliance Officer (“CCO”) reviews employee requests, and any exception or waiver must be confirmed in writing by the President and CEO.

The Governance, Nominating and Risk Committee reviews requests for exceptions made by an executive officer or director, and any exception or waiver must be confirmed in writing by the Chairman of the Board. It also reviews any issues of material non-compliance and makes a recommendation to the Board for its review and approval.

Questions?

If you’re not sure about something and need advice, speak to your manager. You can also get more information and assistance from the Human Resources, Compliance and Legal departments.

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What we Expect

We expect you to carry out your responsibilities and always act with our high standard of ethics, integrity and professionalism.

This means:

¡	obeying the law, including employment and safety laws

¡	respecting our policies and procedures

¡	being honest

¡	acting in our best interests

¡	avoiding conflicts of interest

¡	protecting our property and other assets

¡	reporting a suspected breach of the Code.

Work Environment

All employees and executives are responsible for making sure the work environment is safe, orderly and tolerant.

Workplace safety

We comply with all safety laws, policies and procedures to help ensure our workplace is safe. You’re responsible for understanding our core values and “Target Zero Rules and Key Beliefs” and taking the necessary precautions to ensure you and others around you are safe. See specific Health and Safety policies and procedures if you have questions.

Harassment and discrimination

We don’t condone any behavior that could be construed as harassment or discrimination of any kind, whether it’s related to race, religion, age, gender (including pregnancy and childbirth), marital status, family status, sexual orientation, mental or physical disability, veteran status, national or ethnic origin or any other characteristic protected under human or civil rights law. See our Discrimination, Harassment and Workplace Violence Policy for more information.

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Sexual harassment is also against the law. It includes unwelcomed sexual advances, requests for sexual favours and other verbal or physical conduct of a sexual nature when:

¡	a decision about a person’s employment is made because he or she submitted to or rejected unwelcome conduct, or

¡	the conduct interferes with a person’s work or creates an intimidating, hostile or abusive work environment.

Privacy

We and you must protect private information about our internal and external stakeholders, in accordance with the laws that apply to us and our Privacy Policy.

Alcohol and substance abuse

You cannot:

¡	drink, provide or serve alcohol at any Precision location, unless the function has been approved by a member of senior management or the head of Human Resources

¡	give alcohol to anyone who is impaired or under the legal drinking age, or

¡	consume, possess, sell or distribute illegal substances.

You’re responsible for taking steps to prevent anyone – a colleague, customer, supplier or other guest – from driving while impaired. If someone is impaired or using illegal substances, it’s your responsibility to report it to the senior manager responsible for the event or business location.

If alcohol is available at a Precision event or business location, the senior manager responsible must put procedures in place to comply with our guidelines. See our Drug and Alcohol Policy for more information.

Personal Behaviour

Follow these general guidelines for ethical behaviour.

Expense claims

Use your corporate credit card as described in our Business Expenses Policy. All expense claims must comply with this policy as well as the Code and our Anti-bribery and Anti-corruption Policy

Communications materials

Personal use of our communication devices must be consistent with our Information Systems Policies and Standard Practices.

Discounts

You can’t use our name or purchasing power to receive a discount, rebate or other personal advantage unless the same thing is offered generally.

Criminal record

You have to tell your manager or Human Resources if you’re charged with a criminal offence. You may also need to report it to the appropriate regulator if you’re licensed for a particular skill or qualification. You’ll also need to advise us how you’ll plead, and if you’re found guilty.

Other inappropriate behaviour

Do not compromise another person’s values, like knowingly inducing an employee of another organization to breach their own code of conduct.

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Audits and investigations

Internal groups like Audit Services, Compliance, Legal and Human Resources may conduct audits or investigate issues from time to time. Cooperate with them, attend meetings as requested, answer all questions fully and accurately, and do not obstruct or delay an investigation.

Tell the truth if you’re asked questions in an investigation or legal proceeding involving us, any of our employees or our customers.

Keep all investigations confidential.

Theft, Bribery and Corruption

Follow these guidelines to make sure there is no perception of corruption.

Purchasing practices

Base all purchasing decisions on the value Precision will realize, consistent with our business standards and goals.

Be sure to get competitive bids, verify the quality of the potential suppliers and the goods and services, and confirm their legality and financial condition to avoid any conflicts of interest. Document all purchasing arrangements and agreements.

Theft and fraud

Do not steal, embezzle or misappropriate funds or property belonging to us.

Anti-competitive behaviour

Do not work with competitors to set prices, rig bids or reduce competition in any way.

Competition laws are very complex and vary by jurisdiction. Speak to the Legal or Compliance department for advice about any situation you think could be perceived as anti-competitive.

Bribery and corruption

Corruption mixes together private and professional interests, resulting in someone abusing his or her power in their job for personal gain.

Bribery is a form of corruption and is prohibited under anti-corruption laws. Any act of bribery or corruption, even if unintentional, is against the law and can have serious legal consequences, including enforcement proceedings and criminal charges.

Depending on your role and where you’re working, you may find yourself in a situation where you’re offered a bribe – or are pressured to offer one yourself. We do not tolerate any form of corruption. We and you must comply with all anti-corruption laws that apply to our business.

Follow these rules when dealing with public officials and their spouses, family members and friends, as well as any entities that can influence government decisions or offer a business advantage:

¡	Do deal fairly and openly with public officials, regardless of their rank or position or level of government.

¡	Do not accept a bribe or inducement of any kind.

¡	Do not offer or promise bribes, gifts, excessive travel or entertainment, loans or any other form of inducement, directly or indirectly.

¡	Do not offer or give members of the police or military special treatment.

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See our Anti-bribery and Anti-corruption Policy. It forms part of the Code and compliance is mandatory. The Anti-bribery and Anti-corruption Policy is more relevant to some business units and employees depending on their roles and responsibilities, and the Compliance department runs additional training every year on ethical issues, including anti-bribery and anti-corruption, for certain groups of employees. Executive officers and directors must receive this training as part of our governance practices.

Contact your Country Manager, the CCO or the Legal or Compliance department if you’re not sure about something.

Complying with sanctions

We comply with Canadian and U.S. Department of Treasury economic sanction laws and regulations. These prohibit almost all trade and economic commercial transactions with persons or entities in Cuba, Iran, Syria, North Korea, Sudan and Burma. These country sanction programs also impose restrictions on doing business with specific individuals or entities. See our Sanctions Policy for more information.

Export controls

We comply with all import and export control laws and customs and trade regulations and rules that affect the goods used in our business, the services we offer and our technology, software or waste, wherever we do business. See our Export Controls Policy for more information.

Professionalism

Follow these guidelines for professional behaviour.

Political activities

We allow lobbying on behalf of Precision’s interests, but political lobbying is highly regulated.

The President and CEO must approve all requests for financial support for political organizations.

Make sure the Senior Vice-President, General Counsel & Corporate Secretary is aware of any company communication you have with government officials, including elected officials and bureaucratic staff. This doesn’t, however, include dealings with regulators on ordinary matters (Alberta’s Energy and Resources Conservation Board, Occupational Health & Safety officials and other regulators in Canada and the U.S. that interact with us in the ordinary course of business), unless their actions raise questions under this policy.

If you’re involved in any personal political activities, you must do so in your own right and not on behalf of Precision.

We support a variety of charitable organizations in our communities, and emphasize those that are most important to our employees and customers. Corporate and employee support is coordinated through our donations program.

Outside directorships

If you serve on our board, you need our consent to serve as a director, officer, partner, consultant or in any other role in an unaffiliated profit-making organization if it competes with us or provides goods or services to us.

Advise the Senior Vice President, General Counsel & Corporate Secretary before you accept a role so they can assess the situation and determine whether there’s an actual or potential conflict of interest.

Fair dealing

Employees and our business partners must deal fairly with our customers, suppliers, competitors, employees and other stakeholders.

Do not act dishonestly or outside reasonable commercial standards of fair dealing.

Any business partner who knowingly seeks to have you or anyone else violate the terms of this Code, will face consequences, like cancelled contracts or arrangements and any potential future business.

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Conflicts of Interest

You can find yourself in a “conflict of interest” if a personal decision or interest makes it difficult to perform your duties objectively, or it interferes or conflicts with our corporate interests.

Avoid situations that compromise (or appear to compromise) your ability to act in our best interests, including:

¡   using our property or information, or your position, for a personal or family benefit

¡   conducting a transaction between Precision and any organization that you or a family member has an interest in

¡   influencing a decision relating to a material contract or transaction that we have or may potentially have an interest in

¡   competing with Precision directly or indirectly, including serving as a director or consultant for anyone that does business with us or is a direct competitor or owning or controlling a significant interest in an entity that does business with us or is a direct competitor.

Disclose all real, potential and perceived conflicts of interest to your manager or the Chief Compliance Officer or call Ethics Point, our confidential, anonymous hot line at 1.866.292.8632 or go to www.precisiondrilling.com and click the secure Ethics Point link at the bottom of the home page.

If you’re an executive officer or director of an entity that is a party to a material contract or transaction, disclose this to the board immediately.

We’ll also ask you to disclose any actual or potential conflicts of interest when you review the Code and certify your compliance each year.

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Gifts and Entertainment

You can give or receive gifts that are promotional and minimal value, as long as they could not be considered a bribe. A gift cannot be cash or readily convertible to cash (such as securities, cheques or money orders).

Do not provide excessive or lavish entertainment or hospitality to a public official or third party, like an existing or potential customer, supplier, employee or others we may do business with.

If you’re not sure whether something is acceptable, ask yourself:

¡   Is it consistent with accepted business standards?

¡   Would it be embarrassing to either party if it became public?

¡   Is it legal and ethically acceptable?

¡   Is it bona fide and considered reasonable?

Make sure you avoid any perception of preferential treatment or that a public official might use his or her position to grant business or a business advantage in return.

Nominal value

Generally, a gift is nominal value if it’s less than $250 – small enough that it could not be seen as a bribe or an attempt to induce someone to misuse his or her position.

The circumstances and timing of the gift are also important. If the person or one of their family members is a member of government or an employee of a state-owned or state-controlled agency (either in Canada or a foreign country), make sure you’re complying with our Anti-bribery and Anti-corruption Policy to avoid triggering any serious penalties. The level of what is considered appropriate may be lower than $250 in this case.

More about gifts and entertainment

¡	You can go to lunch or dinner with a supplier, or take them, as long as it’s consistent with our business practices but understand that the supplier will likely try to maintain or increase their business with us.
¡	You cannot attend a networking or educational event where the travel expenses or overnight accommodation are paid by a supplier, unless you receive prior approval from a member of senior management. If you want to invite an existing or potential client at our expense, you must receive prior approval from a member of senior management.
¡	You can take a customer or a supplier to a local sporting or other event, or attend as their guest, if it’s reasonable and consistent with our business practices. If you want to offer tickets to an event, or accept tickets for personal use, you must follow our policy.
¡	You must not take a customer or supplier to an event or facility where there is lewd or other inappropriate behaviour, or attend as their guest. It’s also not a valid business expense.
¡	You can give or accept a gift certificate or gift card to a local restaurant or retailer if it has a modest value and generally cannot be converted into cash.
¡	You can buy discounted merchandise or services from a third party if the same offer is made to groups of people outside the company. If not, speak to your manager or the Compliance department so we can determine if there is a perceived, potential or actual conflict of interest.

See our Business Expenses Policy for more details. If you’re unsure about the value of a gift, speak to your manager or the Chief Compliance Officer for guidance and to make sure that we also comply with department, region or country-specific policies.

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Corporate Opportunities

You have a duty to advance our business interests whenever an opportunity arises. Do not get involved in a business that may become a competitor, or acquire an interest in a business or other assets that we might reasonably be expected to have an interest in without first offering the opportunity to us.

You and your family (including your spouse, partner or children) should not own, control or have a material financial interest in any of our suppliers, contractors or competitors, or in any business enterprise that does business with or seeks to do business with us. If there is a possibility of us having a business relationship with a relative, contact the Compliance or Legal department so they can assess the facts and judge whether it is a perceived, potential or actual conflict of interest.

Relationships in the Workplace

Make all human resources decisions based on sound management practices. Do not give any special employment considerations to a friend, relative or someone you have a close personal relationship with, or receive any special treatment from them.

If you have a supervisory or subordinate relationship with a relative or someone you have a close personal relationship with, report it right away to your manager and a Human Resources representative. A subordinate is anyone with a direct or indirect reporting relationship.

We may relocate one of you or re-assign job duties if there’s an actual or perceived conflict of interest.

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Our Responsibility to Shareholders

We have a duty to our shareholders to meet disclosure requirements, respect insider trading laws and protect our assets.

Disclosure

We issue timely, fair and accurate disclosure of all material information to keep shareholders and the public informed of our affairs. We’re required by law and the rules of the stock exchanges our shares are traded on to disclose all material information about Precision promptly – whether it’s favourable or not.

Our Disclosure Policy explains our disclosure practices for material information – information that could have a significant impact on the market price of our shares or other securities.

If you’re responsible for preparing or reviewing material information, we expect you to devote the time and attention necessary to make sure all information we disclose is accurate and complete. Make sure you also foster an environment of open communication so employees are encouraged to speak up if something isn’t right.

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Insider Trading

Depending on your role and responsibilities, sometimes you may have access to material information about Precision that we haven’t yet made available to the public. That knowledge is inside information according to applicable securities law.

Trading in our securities based on this information, or sharing the information with others so that they can profit from trading in our securities, is against the law and can have serious consequences.

See our Insider Trading Policy to help you understand your responsibilities as an insider, trading you can and can’t do as an insider or when in possession of inside information under Canadian and U.S. securities laws, and other guidelines that apply to handling material non-public information.

Protecting our Assets

You’re responsible for protecting our property and other assets from harm, loss or misuse. This includes company cash, time, materials, supplies, premises, equipment, records, employee information, computer resources and information systems.

Managers have specific responsibilities for establishing and maintaining appropriate internal controls to safeguard our assets from loss and unauthorized or improper use or disposition.

If you’re aware of any actual or potential harm, loss or misuse of our property, report it immediately to your manager or a member of senior management.

Confidential information

You cannot disclose confidential information about our business and any information we receive from our customers or business partners.

You can only disclose confidential information if it’s authorized under our disclosure or insider trading policies, or required by law.

You’re required to keep our information confidential even after you leave Precision or no longer have an association with us.

Information technology

Our computer networks and information resources (electronic mail, messaging systems, intranet and public website) are for company-related business.

You cannot use our computers to view, retrieve or send sexually related or pornographic material, violent or hate-related material, or bigoted, racist or other offensive messages or any other material related to illegal activities.

Be aware that information on your computer, or any of our other computer or systems, is not private. We have the right to monitor access and the content of our systems and network to protect our resources. Check our Information Technology Policies and Standard Practices if you have any questions.

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Business records and communications

You’re responsible for the integrity of any reports, records and communications you work on. All entries must be true and accurate and not altered in any way, and be able to withstand public scrutiny. You must not set up or operate an invalid account on our books or manipulate any internal accounts, or allow someone else to do so. This applies to any of our financial reports, sales reports, expense reports, time sheets and other reports.

Our documents and records can only be destroyed as described in our Records Retention Policy

Copyrighted material

We can only reproduce and use software, videos, music and other copyrighted material according to copyright laws.

Patents and inventions

If we copyright something that you invent, discover or develop while working for us or that is related to your employment, it belongs to us unless we confirm otherwise in writing.

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Reporting a Concern

You have a duty to report a violation of this Code, the law, or any rules or regulations that apply to us. There will be no retaliation if you make a report in good faith.

Contact one of the persons listed below depending on the circumstances or nature of the situation:

Area of Concern	Contact
All Matters	Joanne Alexander
CCO
	Senior Vice President, General Counsel	403.716.4636
	& Corporate Secretary	jalexander@precisiondrilling.com

	John Scalise	403.716.4590
	Director, Audit Services	jscalise@precisiondrilling.com

	La Tricia Blackburn	713.435.6167
	Manager, Compliance	lblackburn@precisiondrilling.com
Human Resources	Brad Lindemann	713.435.6139
	Director, Human Resources	blindemann@precisiondrilling.com
International	Ahmend Al-Balushi	+966.554.788.778 ex 1530
	Manager, Country - Saudi Arabia	aalbalushi@precisiondrilling.com

	Jorge Rios	+57.1.743.7268
	Vice President, Latin America	jrios@precisiondrilling.com
Legal	Olof Arnman	+971.4376.2626
	Corporate Counsel, International	oarnman@precisiondrilling.com

	Veronica Foley	713.435.6216
	Associate General Counsel, Americas	vfoley@precisiondrilling.com

	Kim Jones	403.716.4619
	Senior Corporate Counsel, Canada	kjones@precisiondrilling.com

You can also report a concern or ask a question through the anonymous and confidential EthicsPoint hotline. Messages are delivered to the CCO and in some instances, the Board of Directors, for follow-up.

    About Ethics Point

    An agent is available 24 hours a day, seven days a week:

¡	call 1.866.292.8632
¡	go to www.precisiondrilling.com and click the secure EthicsPoint link at the bottom of the home page.

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     Tips for dealing with concerns arising under this Code

1.	Recognize it’s a challenging situation

¡	Collect the facts without rationalizing the information or passing judgment

¡	Identify everyone who knows about the situation

2.	Consider the available options

¡	Weigh the business and ethical pros and cons

¡	Consider the impact that each option will have on different stakeholders

¡	Think about the long-term impact of your decision

3.	Reach a preliminary decision. Test it by asking yourself:

¡	Does it strike the right balance – does it seem ethical, legal and fair?

¡	Can you explain the decision to those affected? Can you explain it to close family members in a way that wouldn’t embarrass you or Precision?

¡	Could this decision harm the company or your own reputation?

¡	Should you ask your manager or others for help?

4.	Make your decision and be transparent

¡	Difficult ethical situations can make you uncomfortable. You may have to choose between two imperfect outcomes.

Gather this information, then speak to your manager, the Senior Vice President, General Counsel & Corporate Secretary, the Human Resources department or one of the others listed in the “Reporting a Concern” table.

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History of this Policy

The Board adopted this Code as a governance practice in December 2006. It has been revised five times as follows:

Version #	Date Revised	Type of Change
1	December 2006	policy is established
2	April 2009	updated information about the hotline
3	December 2009	minor changes
4	May 2010	minor changes to the scope of the policy
5	June 1, 2010	minor changes to reflect our conversion from an income fund to a corporate structure
6	September 1, 2012	general update

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Appendices

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Appendix A

Acknowledgement – New Employees

When you join Precision, we expect you to carry out your responsibilities and maintain our high standards of ethics, integrity and professionalism.

Our Code of Business Conduct and Ethics sets out the standards that govern the way we conduct ourselves and deal with others. You must comply with the Code and our other key policies as a condition of working at Precision:

¡	Anti-bribery and Anti-corruption Policy

¡	Business Expenses Policy

¡	Disclosure Policy

¡	Discrimination, Harassment and Workplace Violence Policy

¡	Drug and Alcohol Policy

¡	Employee Privacy Policy

¡	Information Technology Policies and Standard Practices (doesn’t apply to field employees)

¡	Insider Trading Policy

 1. Please check the appropriate boxes below, then sign and date the form.

 ☐ You acknowledge that you have read and understood our Code and other key policies listed above.

 ☐ You confirm that you will comply with these policies.

 ☐ You confirm that you will comply with these policies, except for the following:

 2. Please sign here

Name (please print)

Signature	Date

 3. Return your completed form to: HR

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Appendix B

Annual Employee Acknowledgement

As a condition of working at Precision, you are required to certify every year that you will continue to comply with the following key policies:

¡	Anti-bribery and Anti-corruption Policy

¡	Business Expenses Policy

¡	Code of Business Conduct and Ethics

¡	Disclosure Policy

¡	Discrimination, Harassment and Workplace Violence Policy

¡	Drug and Alcohol Policy

¡	Employee Privacy Policy

¡	Information Technology Policies and Standard Practices (doesn’t apply to field employees)

¡	Insider Trading Policy

 1. Please check the appropriate boxes below, then sign and date the form.

 ☐ You acknowledge that you have read and understood our Code and other key policies listed above.

 ☐ You confirm that you complied with these policies in                  .

 ☐ You confirm that you complied with these policies in                 , except for the following:

 2. Please sign here

Name (please print)

Signature	Date

 3. Return your completed form to:

 Compliance Department

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